EXHIBIT 99.1

For Immediate Release	Date: November 18, 2022
22-62-TR

Teck Named as One of Canada’s Top 100 Employers

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named one of Canada’s Top 100 Employers for the sixth consecutive year by Mediacorp Canada’s Top Employers program, which recognizes companies for exceptional human resources programs and innovative workplace policies.

“Our employees are the driving force behind Teck’s purpose of providing essential resources the world is counting on to make life better, while caring for people and the environment,” said Jonathan Price, CEO. “We are committed to fostering a safe, healthy, diverse and inclusive workplace, while supporting our people to build rewarding and engaging careers.”

Editors at Mediacorp, Canada’s largest publisher of employment periodicals, grade employers on eight criteria, including health, financial & family benefits, community involvement, employee communications, and training and skills development.

More information on the Canada’s Top 100 Employers program can be found here: https://www.canadastop100.com/national/

Teck has also been named to the Forbes list of Canada's Best Employers for the past two years and is one of Canada's Top Employers for Young People.

Learn more about building a career with Teck at www.teck.com/careers.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Investor Relations Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621
fraser.phillips@teck.com

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